Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
November 14, 2005
Employee Questions and Answers
What happens now that the offer has been mailed to Falconbridge shareholders?
The formal terms of our ‘acquisition offer’ were mailed to Falconbridge shareholders on October 24. They have until December 23 to decide whether to tender their shares. In order for acquisition to proceed, at least two-thirds of all Falconbridge common shares must be tendered. Independent of shareholder acceptance, the deal must also receive regulatory clearances from authorities in Canada, the U.S. and the European Union. We currently expect that process to be complete in early 2006.
What implications would the acquisition have on Inco’s operations in Indonesia?
Our current business plans for PT Inco in Indonesia — including our expansion plans — remain unchanged. Planned expansion will let us raise production and reduce energy supply risk in ‘dry’ years. A third dam will give PT Inco an extra 90 megawatts of power, and is also expected to increase production to about 200 million pounds of nickel in matte a year by 2009 and lower nickel unit cash costs by ($US) $0.10-to-$0.15 a pound. We have most of the government approvals and expect to get the remainder soon, which will let us begin major construction this year.

What will happen with the unions in Sudbury? Will there be one union or will we continue with the way things are now?
The current contracts between Inco and its unions and Falconbridge and its unions remain in place and will be respected.
How will the $350 million in synergies be realized? Can you provide a breakdown?
We should realize operating and corporate synergies rising to a $350 million per year run rate on a pre-tax operating basis by year-end 2007 — with over 75% achieved by the end of the first quarter of 2007. About 70% of the savings are expected to come from operational synergies and the rest from overheads. The estimated operating synergies, realized primarily in Sudbury, would come from three main areas: $120 million from feed flow optimization; $90 million from cost and other improvements; and $30 million from maximizing throughput.
The feed flow optimization thrust is based largely on our ability to mix and match Falconbridge processing facilities with Inco feeds — and vice versa. For example, Inco’s McCreedy East mine is far from the Inco mill and has a much higher than average copper and PGM content, which causes variability of feed into Inco’s mill. Falconbridge’s Thayer-Lindsley mine has a nickel content consistent with other mines in the area and is close to the Inco mill. If we swap the feeds we can save on freight costs, reduce feed variability and, very importantly, improve mill recoveries.
Another example of the operational opportunities created by this combination is our plan to reconfigure the Clarabelle mill processing circuit to produce a separate copper concentrate. This will allow us to raise nickel smelting capacity and production in Sudbury, while avoiding capital expenditures. The Inco copper concentrate would feed Falconbridge’s Kidd Creek smelter — thereby reducing the freight charges and working capital currently associated with Kidd Creek’s South American feed.
In terms of cost and other improvements, in a competitive global industry a more efficient, productive and competitive operation in Sudbury is key. We can streamline our procurement practices and gain economies of scale — and we expect a one-time working capital reduction. We can also reduce our combined support and services group in Sudbury by about 100-to-150 people and are confident in our ability to manage these reductions through attrition. Additional job losses will likely occur in the combination of our respective head offices in Toronto, although how that will look and the number of people affected has yet to be determined. Respect for employees has been a fundamental principle for Inco and Falconbridge. Wherever rationalization is required, it will be approached in a way that offers as much support and understanding as possible.
We do not see realizing synergies as an exercise in job reduction. In fact, growth opportunities should allow us over time to create more jobs, both direct and indirect, particularly in new mine development.
The third major area of operational synergies — maximizing throughput — involves matching assets to processes and feeds in a manner that enhances our performance overall. An example of this would be improving the economics of Falconbridge’s Fraser Morgan mine, based on its proximity to and ability to share infrastructure with Inco’s Coleman/McCreedy East mine — a mine that, in turn, can avoid $15 million in capital spending by using Falconbridge’s existing ventilation system.
The $350 million in annual synergies we’ve targeted underscore the unique benefits achieved by bringing Inco and Falconbridge together. Indeed, we believe there is potential to push synergies beyond the $350 million a year level. Realization of the synergies is an important step in accomplishing our growth plans.

I would like some more information on what the 100 to 150 job losses in Sudbury means. At the time the deal was announced it was stated that 200 employees had already retired in Sudbury this year — how many of those were staff and how many were hourly-rated? Does this mean that these jobs won’t be filled and all other employees will remain with the company? Should employees in Sudbury be worried about layoffs?
The 100 to 150 job losses in the short-term in Sudbury will occur in the combined support and services areas and reflect the duplication of services we expect to see as the integration process plays out. In the medium and longer-term, we see this acquisition actually creating jobs in Sudbury, along with significantly more investment — which again creates jobs — as we accelerate mine development to meet our higher production goals.
In looking at the Sudbury situation there are some important facts to consider. The reduction of some 100 to 150 people comes from a total combined workforce of more than 6,000 people. For the first 9 months of 2005, at Inco’s Ontario Operations alone we’ve had 207 employees retire — 155 of those are hourly-rated and 52 are staff. In that same period, the Ontario Operations has hired 273 employees — 219 hourly-rated and 54 staff — so those who have retired have largely been replaced.
Looking forward, the number of employees eligible to retire at both companies is such that we remain very confident in our ability to handle any reductions at the Sudbury Operations through attrition. We do not see the consolidation of services and associated savings as an exercise in job reductions. To the contrary, we believe the growth opportunities created by this transition will allow us to create more jobs.
Since Falconbridge has a brand new technology centre, will ITSL become old news?
The integration of a variety of functions at Inco and Falconbridge, including research and development, have yet to be resolved — and won’t be resolved until such time as the deal is done. At this time Inco and Falconbridge remain two separate companies. Our first priority is to remain focused on our business — specifically operating safely and delivering results. We can’t afford to lose focus on meeting our business objectives.

Is Inco taking measures to fend off a potential counter offer from Xstrata?
At this point in time we have no knowledge of a competing offer for Falconbridge from Xstrata or anyone else. We believe our offer to Falconbridge shareholders is a very good one and stands on its own merits.
Forward-Looking Statements
This employee Q&A contains forward-looking information about Inco and the combined company after completion of the transactions described herein that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; statements regarding business and financial prospects; financial multiples; statements regarding anticipated financial or operating performance and cash flows; statements regarding expected synergies and cost savings, including the timing, from the proposed combination of the two companies; statements concerning possible divestitures; and statements regarding strategies, objectives, goals and targets. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and are generally beyond the control of Inco, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Inco and include, but are not limited to: the possibility that approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies will not be obtained in a timely manner; the possibility that divestitures required by regulatory agencies may not be completed in a timely manner; the possibility that the anticipated benefits and synergies and cost savings from the acquisition or related divestitures cannot be fully realized; the possibility that the costs or difficulties related to the integration of Falconbridge’s operations with Inco will be greater than expected; the level of cash payments to shareholders of Falconbridge who exercise their statutory dissenters’ rights in connection with the expected eventual combination of the two companies; the possible delay in the completion of the steps required to complete the eventual combination of the two companies; business and economic conditions in the principal markets for the companies’ products, the supply, demand, and prices for metals to be produced, purchased intermediates and substitutes and competing products for the primary metals and other products produced by the companies, production and other anticipated and unanticipated costs and expenses and other risk factors relating to our industry as detailed from time to time in Falconbridge’s and Inco’s reports filed with the SEC. The forward-looking statements included in this employee Q&A represent Inco’s views as of the date hereof. While Inco anticipates that subsequent events and developments may cause Inco’s views to change, Inco specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing Inco’s views as of any date subsequent to the date hereof. Readers are also urged to carefully review and consider the various disclosures in Inco’s various SEC filings, including, but not limited to, Inco’s Annual Report on Form 10-K for the year ended December 31, 2004, and Inco’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.
Important Legal Information
This communication may be deemed to be solicitation material in respect of Inco’s proposed combination with Falconbridge. On October 24, 2005, Inco filed a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) with the SEC in connection with the proposed combination. Inco has also filed, and will file (if required), other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F in connection with Inco’s offer and has filed, and will file (if required), other documents regarding the proposed combination, in each case with the SEC.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.